MAGNEGAS CORPORATION
150 Rainville Road
Tarpon Springs, FL 34689

August 14, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	MagneGas Corporation
Registration Statement on Form S-1
File No. 333-181775

Dear Mr. Mancuso:

MagneGas Corporation (the “Registrant”) along with Northland Securities, Inc., as representative of the several underwriters, hereby withdraws their acceleration request letters dated August 10, 2012, which requested that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it would have become effective on August 14, 2012.

Please contact Gregg E. Jaclin of Anslow & Jaclin LLP with any questions or comments at (732) 409-1212. Thank you for your assistance with this filing.

* * * *

Very truly yours,

MagneGas Corporation

By:	/s/ Luisa Ingargiola
Luisa Ingargiola
Chief Financial Officer

cc:         Gregg E. Jaclin, Anslow & Jaclin, LLP
  Jonathan Zimmerman, Faegre Baker Daniels LLP